Exhibit 99.1

BEZEQ GROUP REPORTS

FIRST QUARTER 2017 Financial results

Tel Aviv, Israel – May 18, 2017 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended March 31, 2017. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q1 2017	Q1 2016	% change
	(NIS millions)

Revenues	2,453	2,559	(4.1%)
Operating profit	566	574	(1.4%)
EBITDA	994	1,023	(2.8%)
EBITDA margin	40.5%	40.0%
Net profit	350	288	21.5%
Diluted EPS (NIS)	0.13	0.10	30.0%
Cash flow from operating activities	826	922	(10.4%)
Payments for investments	380	345	10.1%
Free cash flow [1]	456	619	(26.3%)
Net debt/EBITDA (end of period) [2]	2.32	2.04

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments.

[2]	EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq’s Chairman, stated, “The Group’s financial results in the first quarter reflect our continued drive towards investment, despite challenging market conditions. We are way ahead of competitors in our infrastructure investment. These investments are made with a long-term vision of firmly establishing Bezeq as the leading telecom company in Israel in terms of cutting-edge infrastructure technology and service quality.”

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 1

Bezeq Group Results (Consolidated)

Revenues in the first quarter of 2017 were NIS 2.45 billion, compared to NIS 2.56 billion in the same quarter of 2016, a decrease of 4.1%. The decrease was due to lower revenues in all group segments.

Salary expenses in the first quarter of 2017 were NIS 504 million, compared to NIS 513 million in the same quarter of 2016, a decrease of 1.8%.

Operating expenses in the first quarter of 2017 were NIS 959 million, compared to NIS 1.02 billion in the same quarter of 2016, a decrease of 5.8%. The decrease was due to a reduction in expenses in all of the group segments and primarily at Pelephone, and was also impacted by the early adoption of accounting standard IFRS 15 whereby dealer commissions are capitalized.

Other operating income/expenses, net in the first quarter of 2017 amounted to income of NIS 4 million compared to expenses of NIS 5 million in the same quarter of 2016. Other operating income/expenses were impacted by expenses relating to the collective labor agreement at Bezeq International in the corresponding quarter of 2016 as well as a reduction in capital gains from the sale of fixed assets at Bezeq Fixed-Line in the first quarter of 2017.

Depreciation expenses in the first quarter of 2017 were NIS 428 million, compared to NIS 449 million in the same quarter of 2016, a decrease of 4.7%. The decrease was primarily due to a reduction in depreciation expenses at Pelephone due to the termination of depreciation of the CDMA network as well as other assets.

Operating profit in the first quarter of 2017 was NIS 566 million compared to NIS 574 million in the same quarter of 2016, a decrease of 1.4%. EBITDA in the first quarter of 2017 was NIS 994 million (EBITDA margin of 40.5%) compared to NIS 1.02 billion (EBITDA margin of 40.0%) in the same quarter of 2016, a decrease of 2.8%.

Tax expenses in the first quarter of 2017 were NIS 113 million compared to NIS 183 million in the same quarter of 2016, a decrease of 38.3%. The decrease in tax expenses was due a reduction in the tax asset and the recognition of deferred tax expenses in the corresponding quarter of 2016 in the amount of NIS 64 million resulting from a decrease in corporate tax rates from 26.5% to 25%.

Net profit in the first quarter of 2017 was NIS 350 million compared to NIS 288 million in the same quarter of 2016, an increase of 21.5%. The increase in net profit was primarily due to the aforementioned decrease in tax expenses.

Cash flow from operating activities in the first quarter of 2017 was NIS 826 million compared to NIS 922 million in the same quarter of 2016, a decrease of 10.4%. The decrease was primarily due to changes in working capital.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 2

Payments for investments (Capex) in the first quarter of 2017 was NIS 380 million compared to NIS 345 million in the same quarter of 2016, an increase of 10.1%.

Free cash flow in the first quarter of 2017 was NIS 456 million compared to NIS 619 million in the same quarter of 2016, a decrease of 26.3%.

Net financial debt of the Group was NIS 9.33 billion as of March 31, 2017 compared to NIS 8.83 billion as of March 31, 2016. As of March 31, 2017, the Group’s net financial debt to EBITDA ratio was 2.32, compared to 2.04 as of March 31, 2016.

2017 Outlook

Based on the information available to the Group today, below is the Bezeq Group’s outlook for 2017, as published in the Company’s annual report as of December 31, 2016:

Net profit attributable to shareholders:	Approximately NIS 1.4 billion

EBITDA:	Approximately NIS 4.0 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company’s forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.	The forecasts do not include the effects, insofar as there are any, of a provision for the early retirement of employees and/or the signing of a collective labor agreement, the realization of Company rights in the real estate property “Sakia” or the cancellation of the Group’s corporate/structural separation including the effects of the merger with yes.

b.	The forecasts are based, among other factors, on the Group’s assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group’s ability to implement its plans for 2017. In addition, the forecasts include the positive effect of the early adoption of accounting standard IFRS 15, beginning January 1, 2017, on EBITDA in the amount of NIS 120-160 million and on net profits in the amount of NIS 60-90 million. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group’s periodic report for the year 2016.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 3

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “In the first quarter of 2017, we increased our investment in state-of-the-art infrastructure to address the growing demand for bandwidth related to television services. These investments also benefit other communications companies, and customers who already enjoy high-quality television and video contents over the Company’s infrastructure. We continue to develop new products and services with a focus on innovation and digitization. In the coming quarter, we expect to launch a new core service that will allow our customers to enjoy digital services in expanded aspects of their lives. We will also continue to work towards implementing the government’s decision to cancel the structural separation between the Group’s companies, and to evolve and operate as a modern, technologically savvy, and consumer-relevant organization.”

Revenues in the first quarter of 2017 were NIS 1.08 billion, compared to NIS 1.11 billion in the same quarter of 2016, a decrease of 3.1%. Total revenues were impacted by the decrease in telephony and transmission revenues, which were partially offset by higher revenues from broadband Internet services.

Revenues from telephony services in the first quarter of 2017 were NIS 361 million compared to NIS 384 million in the same quarter of 2016, a decrease of 6.0%. The decrease in telephony revenues was due to a reduction of 3.4% in the average revenue per line as well as a decrease of 3.1% in the number of access lines.

Revenues from broadband Internet services (retail and wholesale) in the first quarter of 2017 were NIS 409 million compared to NIS 394 million in the same quarter of 2016, an increase of 3.8%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of wholesale Internet lines, which increased by 124,000 during the past year, partially offset by a decrease in the number of retail Internet lines.

Revenues from transmission and data communication services in the first quarter of 2017 were NIS 252 million compared to NIS 273 million in the same quarter of 2016, a decrease of 7.7%. The decrease was due to a reduction in transmission revenues from telecommunication operators.

Operating expenses in the first quarter of 2017 were NIS 165 million compared to NIS 172 million in the same quarter of 2016, a decrease of 4.1%. The decrease in operating expenses was due to a reduction in most of the expense items of the Company.

Salary expenses in the first quarter of 2017 were NIS 224 million compared to NIS 230 million in the same quarter of 2016, a decrease of 2.6%.

Other operating income (net) in the first quarter of 2017 amounted to NIS 4 million compared to NIS 9 million in the same quarter of 2016. The decrease in other operating income was due to lower capital gains from the sale of fixed assets.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 4

Operating profit in the first quarter of 2017 totaled NIS 513 million compared to NIS 536 million in the same quarter of 2016, a decrease of 4.3%.

EBITDA in the first quarter of 2017 totaled NIS 693 million (EBITDA margin of 64.3%) compared to NIS 719 million (EBITDA margin of 64.7%) in the same quarter of 2016, a decrease of 3.6%.

Net profit in the first quarter of 2017 totaled NIS 319 million compared to NIS 328 million in the same quarter of 2016, a decrease of 2.7%.

Cash flow from operating activities in the first quarter of 2017 was NIS 600 million compared to NIS 539 million in the same quarter of 2016, an increase of 11.3%. The increase in cash flow from operating activities was primarily due to changes in working capital.

Capex in the first quarter of 2017 was NIS 210 million, compared to NIS 195 million in the same quarter of 2016, an increase of 7.7%.

Free cash flow in the first quarter of 2017 was NIS 400 million compared to NIS 385 million in the same quarter of 2016, an increase of 3.9%.

In the first quarter of 2017, the Company added 22,000 broadband Internet lines (retail and wholesale), totaling 1.58 million. The number of wholesale broadband Internet lines continued to grow and reached a total of 414,000 lines, representing a sequential increase of 37,000 lines. During the past year, the number of wholesale lines grew by 124,000.

During the first quarter of 2017, average broadband speeds reached 45.1 Mbps compared to 43.2 Mbps sequentially, and 38.9 Mbps in the first quarter of 2016, representing a year-over-year increase of 15.9%.

Average revenue per Internet subscriber (ARPU - retail) in the first quarter of 2017 was NIS 91, compared to NIS 90 sequentially and NIS 91 in the first quarter of 2016.

The number of telephony access lines totaled 2.100 million at the end of March 2017, compared to 2.119 million sequentially and 2.167 million in the first quarter of 2016.

Average revenue per line (ARPL) in the first quarter of 2017 totaled NIS 57, compared to NIS 56 sequentially and NIS 59 in the first quarter of 2016.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 5

Bezeq Fixed-Line - Financial data	Q1 2017	Q1 2016	% change
	(NIS millions)

Total revenues	1,078	1,112	(3.1%)
Telephony revenues	361	384	(6.0%)
Broadband Internet revenues	409	394	3.8%
Transmission and data revenues	252	273	(7.7%)
Other revenues	56	61	(8.2%)
Operating profit	513	536	(4.3%)
EBITDA	693	719	(3.6%)
EBITDA margin	64.3%	64.7%
Net profit [1]	319	328	(2.7%)
Cash flows from operating activities	600	539	11.3%
Payments for investments	210	195	7.7%
Free cash flow [2]	400	385	3.9%

[1]	Excluding share in profits/losses of equity-accounted investees.

[2]	Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q1 2017	Q4 2016	Q1 2016

Active subscriber lines (in thousands) [1]	2,100	2,119	2,167
Average monthly revenue per line (NIS) [2]	57	56	59
Outgoing minutes (millions)	1,180	1,139	1,316
Incoming minutes (millions)	1,281	1,252	1,348
Churn rate (%) [3]	2.8%	2.4%	2.9%
Total broadband Internet lines (in thousands)[4]	1,580	1,558	1,503
Of which: Wholesale broadband Internet lines (in thousands) [4]	414	377	290
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	91	90	91
Average broadband speed per subscriber (end of period, Mbps)	45.1	43.2	38.9

[1]	Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings). Active subscriber lines are presented at the end of each period.

[2]	Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

[3]	Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period, divided by the average number of telephone subscribers during the period.

[4]	The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq’s wholesale service for telecom operators. Broadband Internet lines are presented at the end of each period.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 6

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “We started 2017 with a bang: The growth strategy that we announced last year is continuing full steam ahead across the various distribution channels (with 230 points of sale across the country), including our recently announced collaboration with Kravitz. As a result, we have consistently grown our subscriber base, which is balancing out the downward pressures on our revenues. In handset sales, we closed 2016 as the market leader, with the highest revenues of all operators.

Our recently launched “Perfect Bundle” provides our customers a revolutionary value offering, with a new and up-to-date advertising line. We unveiled a complete roadmap for the Company’s state-of-the-art, high-speed network, the roll-out of our 4.5G network, and the adoption of world-leading technologies exclusive to Pelephone (4X4 MIMO, beam forming, and 256QAM) to increase data speeds. These follow on the heels of our recent data speed tests for the 5G network.

We also recently signed a new collective labor agreement with our employees, guaranteeing stable labor relations until the end of 2019. Pelephone focuses on cellular operations and believes in the cellular market. Our innovation and investment in customer offerings are made with a long-term strategic vision.”

Total revenues in the first quarter of 2017 were NIS 628 million compared to NIS 652 million sequentially and NIS 671 million in the same quarter of 2016, a decrease of 3.7% and 6.4%, respectively. The year-over-year decrease in the first quarter of 2017 was more moderate than the year over year decreases in the four quarters of 2016.

Revenues from cellular services in the first quarter of 2017 were NIS 435 million compared to NIS 439 million sequentially and NIS 455 million in the same quarter of 2016, a decrease of 0.9% and 4.4%, respectively. The decrease in revenues from cellular services compared to the corresponding quarter was due to increased competition in the cellular market.

Revenues from equipment sales in the first quarter of 2017 were NIS 193 million, compared to NIS 213 million sequentially and NIS 216 in the same quarter of 2016, a decrease of 9.4% and 10.6%, respectively. Revenues in the fourth quarter of 2016 were higher due to Pelephone’s successful launch of the iPhone 7 whereby Pelephone sold the largest number of handsets in the shortest period of time in Israel. The decrease in equipment sales compared to the corresponding quarter was primarily due to a change in the revenue mix.

In the fourth quarter of 2016 Pelephone led the equipment sales market with the highest revenue of all the cellular operators in Israel.

Operating expenses in the first quarter of 2017 decreased 5% or NIS 33 million sequentially, and 7% or NIS 47 million compared to the same quarter of 2016. The decrease was due to the continued streamlining of operating expenses. In addition, there was a decrease in equipment costs as well as a decrease in distribution commissions, which were capitalized. Pelephone recently signed a new collective labor agreement with employees which will be in effect until the end of 2019.

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Operating profit in the first quarter of 2017 grew to NIS 5 million compared to an operating loss of NIS 4 million sequentially and operating profit of NIS 1 million in the corresponding quarter of 2016.

EBITDA in the first quarter of 2017 was NIS 99 million (EBITDA margin of 15.8%), compared to NIS 85 million (EBITDA margin of 13.0%) sequentially and NIS 105 million (EBITDA margin of 15.6%) in the same quarter of 2016, a quarter-over-quarter increase of 16.5% and year-over-year decrease of 5.7% respectively.

Net profit in the first quarter of 2017 grew to NIS 16 million compared to NIS 3 million sequentially and NIS 13 million in the same quarter of 2016.

Cash flow from operating activities in the first quarter of 2017 was NIS 117 million compared to NIS 65 million sequentially and NIS 185 million in the same quarter of 2016, a quarter-over-quarter increase of 80.0% and year-over-year decrease of 36.8% respectively. The increase in cash flow from operating activities compared to the previous quarter was due to an increase in profits as well as an improvement in working capital. The decrease in cash flow compared to the corresponding quarter was due to changes in working capital.

The number of Pelephone subscribers continued to grow and in the first quarter of 2017 increased by 28,000 subscribers and reached 2.430 million as of March 31, 2017. Pelephone is preparing for the closure of its CDMA network (2G) in the coming months.

ARPU in the first quarter of 2017 was NIS 60 compared to NIS 62 sequentially and NIS 57 in the same quarter of 2016.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 8

Pelephone - Financial data	Q1 2017	Q1 2016	% change
	(NIS millions)

Total revenues	628	671	(6.4%)
Service revenues	435	455	(4.4%)
Equipment revenues	193	216	(10.6%)
Operating profit	5	1	400.0%
EBITDA	99	105	(5.7%)
EBITDA margin	15.8%	15.6%
Net profit	16	13	23.1%
Cash flows from operating activities	117	185	(36.8%)
Payments for investments	73	52	40.4%
Free cash flow [1]	44	134	(67.2%)

[1]	Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q1 2017	Q4 2016	Q1 2016

Total subscribers (end of period, in thousands) [1]	2,430	2,402	2,692
Average revenue per user (ARPU, NIS) [2]	60	62	57
Churn rate [3]	7.9%	6.3%	5.2%

[1]	Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

[2]	Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

[3]	Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 9

Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “We continue to implement our innovation and differentiation strategy in cyber-protection, and recently added another layer to this offering - with our new cyber monitoring and control center for businesses in Israel and abroad. The latest offering demonstrates confidence in our abilities, professionalism and leadership in this field in Israel. Time and again, we have proven our ability to set a goal, work with utmost dedication, and deliver real-world results and value to our customers.”

Revenues in the first quarter of 2017 were NIS 384 million compared to NIS 395 million in the same quarter of 2016, a decrease of 2.8%. The decrease in revenues was primarily due to the continued erosion in the international long distance call market (ILD).

After excluding ILD revenues, total revenues increased approximately 2% compared to the corresponding quarter of 2016 due to growth in business communications (ICT) and cloud services as well as the continued growth in Internet services delivered across the submarine cable infrastructure.

Operating profit in the first quarter of 2017 was NIS 49 million compared to NIS 37 million in the same quarter of 2016, an increase of 32.4%.

EBITDA in the first quarter of 2017 was NIS 82 million (EBITDA margin of 21.4%), compared to NIS 70 million (EBITDA margin of 17.7%) in the same quarter of 2016, an increase of 17.1%.

Net profit in the first quarter of 2017 was NIS 36 million compared to NIS 26 million in the same quarter of 2016, an increase of 38.5%.

Profitability metrics were influenced by increased activities in the business sector as well as from expenses recorded in the corresponding quarter due to the signing of a collective labor agreement.

Cash flow from operating activities in the first quarter of 2017 was NIS 52 million compared to NIS 49 million in the same quarter of 2016, an increase of 6.1%. The increase was due to an increase in profitability.

Free cash flow in the first quarter of 2017 was NIS 23 million compared to NIS 12 million in the same quarter of 2016, an increase of 91.7%. The increase was due to the aforementioned increase in cash flow from operating activities as well as a decrease in investments due to timing differences.

Bezeq International	Q1 2017	Q1 2016	% change
	(NIS millions)

Revenues	384	395	(2.8%)
Operating profit	49	37	32.4%
EBITDA	82	70	17.1%
EBITDA margin	21.4%	17.7%
Net profit	36	26	38.5%
Cash flows from operating activities	52	49	6.1%
Payments for investments	29	37	(21.6%)
Free cash flow [1]	23	12	91.7%

[1]	Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 10

yes Results

Ron Eilon, CEO of yes, stated, “In response to growing competition of new online TV ventures and discriminatory regulations, yes continues to invest, develop and strengthen the highest quality television programming in Israel, with award-winning local productions, unparalleled offering of global programs, outstanding customer service, and the most advanced technology. We recently announced unique agreements with some of the world’s largest production studios – we are developing television projects in Israel and abroad with HBO, and selling production rights to CBS. These agreements are an additional sign of recognition of the Company’s leadership capabilities.”

Revenues in the first quarter of 2017 were NIS 424 million compared to NIS 439 million in the same quarter of 2016, a decrease of 3.4%. The decrease in revenues was primarily due to a reduction in the average number of subscribers.

Operating profit in the first quarter of 2017 was NIS 52 million compared to NIS 57 million in the same quarter of 2016, a decrease of 8.8%. The decrease in operating profit was primarily due to a decrease in revenues as well as an increase in content expenses offset by a decrease in salaries, space segments, depreciation and dealer fees capitalized.

EBITDA in the first quarter of 2017 was NIS 122 million (EBITDA margin of 28.8%), compared to NIS 133 million (EBITDA margin of 30.3%) in the same quarter of 2016, a decrease of 8.3%.

Profit before finance expenses to shareholders and taxes in the first quarter of 2017 was NIS 25 million compared to NIS 38 million in the same quarter of 2016, a decrease of 34.2%. The decrease was due to a decrease in operating profit as well as higher financing expenses due to a change in the fair value of financial assets.

Net profit/loss in the first quarter of 2017 amounted to a profit of NIS 19 million compared to a loss of NIS 71 million in the same quarter of 2016. The increase in net profit was due to the conversion of shareholder loans to equity resulting in the elimination of financing expenses in respect of shareholder loans in the current quarter.

Cash flow from operating activities in the first quarter of 2017 was NIS 51 million compared to NIS 158 million in the same quarter of 2016, a decrease of 67.7%. The decrease was primarily due to changes in working capital.

The number of yes subscribers in the first quarter of 2017 decreased by 6,000 to a total of 608,000 subscribers.

ARPU in the first quarter of 2017 was NIS 232 compared to NIS 231 in the same quarter of 2016, an increase of 0.4%.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 11

yes - Financial data	Q1 2017	Q1 2016	% change
	(NIS millions)

Revenues	424	439	(3.4%)
Operating profit	52	57	(8.8%)
EBITDA	122	133	(8.3%)
EBITDA margin	28.8%	30.3%
Profit before finance expenses to shareholders and taxes	25	38	(34.2%)
Net profit (loss)	19	(71)
Cash flows from operating activities	51	158	(67.7%)
Payments for investments	60	59	1.7%
Free cash flow [1]	(9)	99

[1]	Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q1 2017	Q4 2016	Q1 2016

Number of subscribers (end of period, in thousands) [1]	608	614	629
Average revenue per user (ARPU, NIS) [2]	232	237	231
Churn rate (%) [3]	4.3%	3.6%	4.2%

[1]	Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

[2]	ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

[3]	Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 12

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. Allon Raveh, Bezeq Chief Financial Officer on Thursday, May 18, 2017, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0610

Israel Phone Number: 03-918-0610

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, May 24, 2017. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5930

Israel Phone Number: 03-925-5930

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 13

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 14

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	2,453	2,559	10,084
Costs of activity
General and operating expenses	959	1,018	4,012
Salaries	504	513	2,012
Depreciation and amortization	428	449	1,739
Other operating expenses (income), net	(4)	5	-
Total operating expenses	1,887	1,985	7,763

Operating profit	566	574	2,321
Financing expenses (income)
Financing expenses	126	132	508
Financing income	(25)	(30)	(61)
Financing expenses, net	101	102	447

Profit after financing expenses, net	465	472	1,874
Share in losses of equity-accounted investees	(2)	(1)	(5)
Profit before income tax	463	471	1,869
Income tax	113	183	625
Profit for the period	350	288	1,244

Earnings per share (NIS)
Basic and diluted earnings per share	0.13	0.10	0.45

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 15

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets

	March 31, 2017	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	792	1,221	648
Investments	578	556	586
Trade receivables	1,976	2,042	2,000
Other receivables	332	299	219
Inventory	114	123	106
Total current assets	3,792	4,241	3,559

Trade and other receivables	595	662	644
Broadcasting rights, net of rights exercised	438	456	432
Property, plant and equipment	6,886	6,902	6,876
Intangible assets	2,986	3,260	3,047
Deferred tax assets	1,008	1,105	1,007
Deferred expenses and non-current investments	429	407	382
Total non-current assets	12,342	12,792	12,388

Total assets	16,134	17,033	15,947

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 16

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets (Cont’d)

	March 31, 2017	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	1,594	2,073	1,825
Trade and other payables	1,705	1,843	1,610
Current tax liabilities	112	622	104
Liability to Eurocom DBS Ltd, a related party	6	206	32
Employee benefits	308	380	315
Provisions	81	88	80
Total current liabilities	3,806	5,212	3,966

Loans and debentures	9,109	8,532	9,128
Employee benefits	260	238	258
Derivatives and other liabilities	250	262	244
Deferred tax liabilities	103	50	101
Provisions	47	46	47
Total non-current liabilities	9,769	9,128	9,778

Total liabilities	13,575	14,340	13,744

Total equity	2,559	2,693	2,203

Total liabilities and equity	16,134	17,033	15,947

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 17

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	350	288	1,244
Adjustments:
Depreciation and amortization	428	449	1,739
Share in losses of equity-accounted investees	2	1	5
Financing expenses, net	110	113	474
Capital gain, net	(6)	(11)	(107)
Income tax expenses	113	183	625

Change in trade and other receivables	(7)	(12)	106
Change in inventory	(20)	(9)	(20)
Change in trade and other payables	(24)	39	(24)
Change in provisions	1	(12)	(19)
Change in employee benefits	(6)	1	(65)
Change in other liabilities	(9)	(3)	23
Net income tax paid	(106)	(105)	(455)
Net cash from operating activities	826	922	3,526
Cash flow used for investing activities
Purchase of property, plant and equipment	(277)	(294)	(1,193)
Investment in intangible assets and deferred expenses	(103)	(51)	(223)
Proceeds from the sale of financial assets held for trading and others	4	196	1,088
Proceeds from the sale of property, plant and equipment	10	42	138
Miscellaneous	(7)	(16)	1
Tax payment for shareholder loans	-	-	(461)
Acquisition of financial assets held for trading and others	-	-	(917)
Net cash used for investing activities	(373)	(123)	(1,567)
Cash flows used in financing activities
Repayment of debentures and loans	(224)	(50)	(1,841)
Issue of debentures	-	-	2,161
Dividends paid	-	-	(1,441)
Interest paid	(22)	(32)	(458)
Payment to Eurocom DBS for acquisition of shares and DBS loan	(61)	(58)	(256)
Miscellaneous	(2)	7	(31)
Net cash used for financing activities	(309)	(133)	(1,866)
Increase in cash and cash equivalents, net	144	666	93
Cash and cash equivalents at beginning of period	648	555	555
Cash and cash equivalents at end of period	792	1,221	648

BEZEQ GROUP REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS	PAGE | 18